Exhibit 99.1
Grab to Execute Up to $400 Million of its Approved Share Repurchase Program
Grab Holdings Limited (NASDAQ: GRAB) has entered into (i) an accelerated share repurchase (“ASR”) agreement with JPMorgan Chase Bank, National Association (“JPM”) and (ii) a contingent forward purchase (“CFP”) agreement with Morgan Stanley & Co. LLC (“MS”) to repurchase $250 million and up to $150 million, respectively, worth of Grab's Class A ordinary shares, as part of its previously announced $500 million share repurchase program authorized by the Board of Directors in February 2026.
Under the ASR agreement, Grab will pay $250 million to JPM for an initial delivery of approximately 54.9 million Class A ordinary shares, representing approximately 80% of the total shares that may be repurchased based on the last closing price of the shares. The final number of shares to be repurchased will be based on the average of the volume-weighted average prices of Grab’s Class A ordinary shares on specified dates during the term of the ASR agreement, less a customary discount, and subject to adjustments pursuant to the terms and conditions of the ASR agreement. The transactions under the ASR agreement are expected to be completed by Q2 2026.
Under the CFP agreement, Grab may acquire Class A ordinary shares by reference to daily prices at a pre‑agreed strike price, with the number of shares acquired at a discount to a pre-set reference price subject to a specified upper threshold level. The number of shares acquired in respect of a day is reduced if the pre-set reference price falls within a certain price range and no shares will be acquired in respect of any day if the market price exceeds the specified upper threshold level. The total number of shares to be repurchased will depend on Grab's share price performance over the term of the transaction and is subject to the terms and conditions of the CFP agreement. The aggregate amount payable by Grab under the CFP agreement will not exceed $150 million and the settlement of the shares will take place on a settlement date scheduled in July 2026.
The ASR and CFP will be funded from Grab's existing cash reserves and will be executed under the $500 million share repurchase program authorized by Grab's Board of Directors in February 2026, the second such program in the Company's history.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements regarding Grab's goals, targets, projections, guidances (or reaffirmation thereof), outlooks, beliefs, expectations, strategy and plans, and statements regarding the goals, targets and benefits of the accelerated share repurchase or contingent forward purchase, as well as the anticipated terms, timing and completion of the share repurchases Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab's ability to execute the contemplated accelerated share repurchase and contingent forward purchase, on the expected terms, on the anticipated timing or at all; Grab's ability to grow at the desired rate or scale and its ability to manage its growth; its ability to successfully execute its growth strategies; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab's annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).
Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.